[MARVELL TECHNOLOGY LETTERHEAD]

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Kuhar
Jay Webb
Tim Buchmiller
Joseph McCann

Re:	Marvell Technology Group Ltd.
Form 10-K for the Fiscal Year ended February 2, 2008
Filed March 28, 2008
Form 10-Q for the Fiscal Quarter ended May 3, 2008
File No. 000-30877

Gentlemen:

On behalf of Marvell Technology Group Ltd. (referred to herein as “we,” “us” and “our”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2008 relating to our Annual Report on Form 10-K for the year ended February 2, 2008 filed with the Commission on March 28, 2008 (the “2008 Form 10-K”) and Quarterly Report on Form 10-Q filed with the Commission on June 6, 2008 (the “First Quarter 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2008 Form 10-K or the First Quarter 10-Q, as the case may be.

Form 10-K for the Fiscal-Year ended February 2, 2008

Notes to Consolidated Financial Statements, page 84

Note 1 – The Company and its Significant Accounting Policies, page 84

Revenue Recognition, page 88

1.                                      We note your agreements with distributors include price protection and rights of return other than for warranty, therefore you defer recognizing revenue on sales made to these customers until the customers sell the products to a third party.  You also defer recognizing revenue in certain instances where delivery is made prior to the customer requested delivery date and when customers receive extended payment terms.  We also note that when you defer recognizing revenue, you record a current liability on the balance sheet under the “deferred income” caption as the net of the deferred revenue and the related cost of the inventories.

a.                                      Please tell us the amount of gross deferred revenue and gross deferred cost of sales present at each balance sheet date.

b.                                      Describe to us the methodology, if any, employed to evaluate the deferred costs for impairment and the authoritative literature in US GAAP on which you base that policy.

c.                                       We note that you defer revenue for customers who have return rights and price protection.  Please revise future filings to clarify, if true, that the reason you defer revenue in those situations is because you are unable to estimate returns and pricing changes for the revenue transactions.

d.                                      Explain to us how that you considered the guidance in paragraph 6 of SFAS 48 in determining the appropriate accounting treatment for the referenced revenue transactions.

Response:

We advise the Staff that:

Our agreements with distributors include price protection, stock rotation and other return rights other than for warranty.  Since we are unable to reliably estimate the amount of price protection, stock rotation and other returns at the time of sale to our distributors, we defer recognizing revenue on sales made to these customers until the customers sell the products to a third party, at which point the final price is determined.  Despite price protection and rights of return, our distributors are obligated to pay for products purchased from us, as the obligation is not contingent on resale of the product.  Deferred revenue less the related cost of inventories is reported as deferred income.

a)  Gross deferred revenue and gross deferred cost of sales as of February 2, 2008 was $102.5 million and $33.1 million, respectively.  Gross deferred revenue and gross deferred cost of sales as of January 27, 2007 was $69.9 million and $19.1 million, respectively.

b)  Our distributors have stock rotation rights that allow the distributors to return limited amounts of inventory at regular intervals.  Historically, there has not been significant amounts of product returned that we were not able to re-sell to another distributor or end customer.  Inventory turnover for our distributors generally ranges from 60 to 90 days.  For these reasons, we believe that any exposure related to the impairment of deferred cost of sales is minimal.

We supplementally advise the Staff that any returns of inventory that we receive from our distributors are included in our routine evaluation of excess and obsolete quantities and values of our products in light of current market conditions and market trends.  We record a reserve for the carrying value of products we have in inventory that we believe to be in excess of forecasted demand and for products that are obsolete.  We also review the carrying values against estimated market values and, where necessary, we write down our carrying values to the lower of cost or market.  We follow the guidance in Staff Accounting Bulletin No. 100 and Account Research Bulletin No. 43 in our evaluations.

c)  We defer revenue for distributors who have return rights and price protection because we are not able to estimate returns or price protection credits due to market conditions, competitive considerations and other factors.  As requested by the Staff, we will revise future filings to clarify this point.  As an example, with such revision, our first quarter 10-Q would read as follows:

Product revenue on sales made through distributors with rights of return and price protection is deferred until the distributors sell the product to end customers because our selling price is not fixed and determinable and we are not able to estimate future returns.

d)  For distributors who have rights of return and price protection, we defer product revenue and related costs of goods sold until the distributor has sold the product to end customers because we may reduce our prices based on market conditions, competitive considerations and other factors.  Thus, our selling price is not substantially fixed or determinable as required by paragraph 6 of SFAS 48.  Additionally, we are not able to reasonably estimate the amount of future inventory returns.  However, our distributors are obligated to pay for inventory ordered since payment is not contingent on resale of the product.  Accordingly, we believe it is appropriate to defer product revenue and related cost of goods sold until the distributor has sold the product to end customers.

2.                                      We note you do not discuss, or present a separate caption for, inventory held at customers, which appears to indicate that you relieve inventory at the time of sales to your customers.  We also note that customers can return physical inventory to you and you are unable to reasonably estimate the amount of the inventory that may be returned.  Please discuss your basis under US GAAP for relieving inventory at the time of shipment to these customers.  Reference the specific authoritative literature on which you have based your policy.

Response:

We advise the Staff that we do not record inventory held by customers, as title and risk of ownership of goods is transferred to customers based on shipment terms, and inventory is relieved accordingly.  Regardless of whether the customer is an end customer or distributor, the customer incurs an obligation to pay for the inventory upon shipment terms due to said transfer of title and risk of ownership.  We have no rights to demand return of product from our distributors, and, as discussed in our response to question 1.b. above, our distributors’ right to return product that they purchase is limited.  We believe that relieving the asset in this way is consistent with paragraph 26 of CON 6 and that relieving inventory per shipment terms is appropriate because the inventory no longer possesses the characteristics of an asset and is no longer in our control.  As further noted in our response to 1.c. and 1.d. above, since distributors have rights of return and price protection and the fact that we cannot reliably estimate inventory returns, revenue and the related cost of sales for products sold to distributors are deferred until the distributors sell the product to end customers.

Note 4 – Supplemental Financial Information, page 105

Accrued Liabilities, page 106

3.                                      We see that during the fourth fiscal quarter of 2008, you amended the supply agreement with Intel.  Due to this amendment, you recorded an $18.3 million adjustment to the supply agreement liability and goodwill and also recorded $22.1 million as a credit to other income.  Please describe for us in greater detail the accounting basis for the referenced adjustments to goodwill and the separate recognition of the credit to other income.  In your discussion, please discuss how you determined the proper amounts to allocate to goodwill and other income.  Revise future filings as necessary based on our concerns.

Response:

As part of the acquisition of the communications and application processor business of Intel Corporation on November 8, 2006, Marvell and Intel entered into a supply agreement (“Agreement”).  In the fourth quarter of 2008, the Agreement was amended; however, this amendment did not have an impact on the accounting referenced in the footnote. We will clarify this in future filings.  Supplementally, the basis for the accounting and the method of determining the amounts referred to in the footnote are described below.

The Agreement stated that we were obligated to purchase and Intel was obligated to provide a certain amount of wafers to us for predetermined prices. The prices that we agreed to pay Intel were significantly higher than the prices that we could obtain from other suppliers and was accounted for as an adverse purchase commitment in purchase accounting. This resulted in a supply agreement liability recorded for the amount of the committed purchases that were determined to be at prices above fair value, as well as an increase to goodwill.

Subsequent to the initial signing of the Agreement, Intel agreed to reduce our minimum purchase requirement for one of the products subject to the original purchase commitment. This reduced purchase commitment resulted in an $18.3 million decrease to the supply agreement liability recorded in purchase accounting and a corresponding decrease in goodwill.

In determining the original supply agreement liability, we made certain estimates of the mix of products that were to be purchased as well as the yields that we would be getting on the products supplied from Intel.  The actual products ordered and the yields that were obtained differed from the estimates made at the time of the acquisition.  Once our minimum purchase obligation was met, the remaining balance of the supply agreement liability, $22.1 million, was released as a credit to other income as a change in estimate.

Note 13 – Segment and Geographic Information, page 128

4.                                      Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments.  See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.”  Please address our concern in your future filings.

Response:

We advise the Staff that we have noted the guidance contained in question 22 of the FASB publication “Segment Information: Guidance on Applying Statement 131,” which excludes intangibles and investments from the disclosure of long-lived assets by geographic area under SFAS 131.  As requested by the Staff, we will modify future filings accordingly.  The revised disclosure as of February 2, 2008 and January 27, 2007 is as follows:

	February 2, 2008	January 27, 2007
Long-lived Assets*:
Bermuda	$12,622	$36,557
Israel	36,089	45,199
Singapore	54,118	38,939
United States	258,974	295,619
Others	70,999	50,905
	$432,802	$467,219

*                 Long-lived assets consist of property and equipment and certain other assets, and exclude goodwill and intangible assets.

Item 11, Executive Compensation, page 135

5.                                      We note your disclosure on page 9 of the proxy statement that you have incorporated by reference into your Form 10-K that you intend to appoint a non-executive chairman to your board of directors.  We also note that you made the same statement on page 7 of your proxy statement filed on September 14, 2007.  In your future filings, as applicable, please describe your efforts to appoint a non-executive chairman and address the reasons why you have not been able to make such appointment and whether you have established any timeline for making the future appointment.

Response:

We thank the Staff for its comment and will address this request in our future filings, as applicable.

Form 10-Q for the Fiscal-Quarter ended May 3, 2008

Notes to the Unaudited Condensed Consolidated Financial Statements, page 6

Note 3.  Supplemental Financial Information, page 11

Available-for-sale investments, page 11

6.                                      We note that beginning in February 2008, most auction rate securities (ARS) auctions began to fall, and accordingly the contractual interest rates on the securities reset and the securities became illiquid.  Consequently, you reclassified these securities to long-term investments since there was an insufficient observable market for the ARS, and you determined the fair value of the ARS utilizing a discounted cash flow model.  Please tell us the following:

a.                                      The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your discounted cash flow analysis including the sensitivity of your estimated present value to those assumptions.

b.                                      How you determined, based on your estimate of fair value, that the temporary impairment loss was only $1.7 million and specifically how you concluded that there were no other-than-temporary losses in your auction rate security investments at May 3, 2008, considering the failed auctions for your ARS beginning in February 2008.  Please clarify whether you have the intent and the ability to hold these securities until maturity.  Refer to SFAS 115, FSP FAS 115-1 and FAS 124-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

c.                                       Please confirm whether your investments in auction rate securities continue to be AAA or Aaa rated subsequent to the failed auctions beginning in February 2008.

Response:

a)  For our internal valuation of our ARS, we utilized a discounted cash flow (“DCF”) model that incorporated our best estimates of the various assumptions utilized in determining the net present value of our investment in ARS.  This included estimates for the amount and timing of future interest and principal payments, the collateralization of the underlying security investments, the credit worthiness of the issuer of the securities, the probability of full repayment considering the guarantees by the U.S. Department of Education (the “DOE”) of the underlying student loans, guarantees by other third parties, additional credit enhancements included in the securities, and the rate of return required by investors to own these securities in the current environment.  In order to validate our assumptions, we performed a sensitivity analysis on the assumptions to determine the extent that the resulting valuation would change if we utilized assumptions that reflected higher liquidity premiums, differing cash flow expectations or more rapid liquidation of the securities.  We found that, in modifying our assumptions, the resulting valuations differed modestly, but not substantially, when assumptions were modified to an extent that we felt represented a reasonably likely outcome.

b)  Using the assumptions described in a) above, our model found our ARS to have a fair value of $40.5 million, which indicated an impairment of approximately $1.7 million or 4.0% at quarter end.  Although the failed auctions has existed for approximately four months at the time of filing our First Quarter 10-Q, in accordance with FSP FAS 115-1 and 124-1 and SAB Topic 5M, we used the following factors to determine whether the unrealized loss was other-than-temporary and/or temporary: (i) the nature of the investment; (ii) the cause and duration of the impairment; (iii) the financial condition and near term prospects of the issuer; (iv) the ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value; and (v) the extent to which fair value is less than cost. None of these factors led us to conclude that the impairment is other than temporary.  We specifically noted that we had approximately 5% of our total cash invested in these ARS, a non-ARS cash balance of approximately $750 million and that we generate positive cash flow.  Based on our assessment of cash flow projections and ability to access cash and other short-term investments, we did and do not anticipate having to sell these securities below par value for a significant period of time in order to operate our business.

c)  All auction rate securities held by us continue to be AAA or equivalent rated as of the date of this letter, with the exception of one security that was reduced to A2 by one of the three rating agencies.  The other rating agencies continue to rate this security as AAA.  A second security was reduced to AA rating by one agency and its rating withdrawn by a second agency.  These two securities represent $6.1 million, or 15% of our ARS and 0.8% of our total cash, and will be closely monitored and re-evaluated for impairment at the end of our second fiscal quarter.

Note 7, Commitments and Contingencies, page 16

Contingencies, page 17

7.                                      We note that you have numerous lawsuits and claims currently outstanding.  Specifically, we see that you recently entered a memorandum of understanding regarding the Shareholder Derivative Litigation in which you agreed to pay up to $16 million in plaintiff’s attorneys’ fees and also received a settlement of $24.5 million from your liability insurers.  Please clarify for us what amounts have been accrued for the Shareholder Derivative Litigation.  In light of the settlement of $24.5 million from your liability insurers, please clarify how this amount impacted your accrual for the loss contingency.  Additionally, please clarify whether the $10 million civil penalty from the SEC complaint was accrued at the most recent quarter end.  Lastly, please also note that paragraph 9 of SFAS 5 requires you to disclose the nature of any significant accrual and in some circumstances disclose the amount accrued.  Please update your discussion of these matters in future filings, including your next Form 10-Q.

Response:

Shareholder Derivative Litigation. On or about March 5, 2008, the parties to the consolidated shareholder derivative lawsuit entered into a memorandum of understanding that tentatively settled and resolved this action. The terms of the memorandum of understanding include certain corporate governance enhancements and an agreement by us to pay up to $16 million in plaintiffs’ attorneys’ fees.  The tentative settlement requires court approval before it becomes final and we anticipate that the parties will finalize and submit formal settlement documentation to the court in the next few months for both preliminary and final approval.

Although the memorandum of understanding was signed after the fourth quarter of fiscal 2008 balance sheet date and reflected a tentative agreement, paragraph 8 of SFAS 5 states that an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:  (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the amount of loss can be reasonably estimated.  Neither of the conditions had been satisfied as of the end of fiscal 2008.  However, prior to issuance of the financial statements, the memorandum of understanding was signed and both conditions were satisfied.  We therefore accrued the $16 million settlement amount in the fourth quarter of fiscal 2008.  Pending final court approval of the settlement, payment of the amount has not been made.

Insurance Settlement.  In March 2008, a claim made by us under our director’s and officer’s insurance policy regarding insurance coverage for the derivative and other related lawsuits was settled.  In the case of the insurance claim, however, the settlement required not only our approval, but also the approval of thirteen individual insureds and seven insurance companies.  Due to policy releases involved with the settlement, we were not certain that this global settlement would be acceptable to each of the individual insureds until the settlement agreement was signed.  Moreover, the insurance companies disputed the claim until the time of signing a definitive settlement agreement and paid the claim by separate payments over the following 30 days, per the terms of the settlement agreement.

In the case of a contingent gain, paragraph 17.a of SFAS 5 states that a contingency that might result in a gain is usually not reflected in the accounts since to do so might be to “recognize revenue prior to its realization.”  Paragraph 17.b goes on to state that “adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.”   Paragraph 33 of SFAS 5 specifically addresses contingencies regarding pending or threatened litigation and states that the following factors, among others, must be considered in determining whether accrual and/or disclosure is required:  a)  the degree of probability of an unfavorable outcome, and b)  the ability to make a reasonable estimate of the amount of loss.  EITF 01-10, paragraph 16 states that, with respect to the timing of recognition of insurance recoveries, entities should follow the guidance in paragraph 3 of Interpretation 30 (for recoveries in connection with property and casualty losses) or paragraphs 140 and 141 of SOP 96-1 (for recoveries in connection with environmental obligations), as applicable.  Although the insurance settlement does not specifically fit the criteria of FIN 30 and SOP 96-1, the guidance generally coincides with that in SFAS 5 and requires that an asset relating to the insurance recovery should be recognized only when realization of the claim for recovery of a loss recognized in the financial statements is deemed probable.  In accordance with paragraph 140 of SOP 96-1, if the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable (as that term is used in Statement 5).  EITF 01-10 also points out that, in some circumstances, losses and costs may be recognized in the statement of operations in a different (earlier) period than the related recovery.   Thus, we did not record the gain contingency until the first quarter of fiscal 2009, when these factors were satisfied and payment was received.

SEC Settlement.  In April 2008, we reached a settlement in the Commission investigation into our option granting processes that had begun with an informal inquiry in July 2006.  The settlement required payment of $10 million in civil penalties.  At the Commission’s request, we paid this amount into a trust fund in April 2008.  We recorded a $10 million expense related to the settlement in the first quarter of fiscal 2009 because, per FAS 5, paragraph 8, both the likelihood of loss and the amount of the loss became known during the period.

To summarize, we recorded an expense of $16 million related to the shareholder derivative lawsuit settlement in the fourth quarter of fiscal 2008, which will be paid upon final court approval of the settlement; an expense of $10 million related to the Commission settlement in the first quarter of fiscal 2009, which was paid into a trust fund during that quarter; and a gain of $24.5 million from the insurance settlement in the first quarter of fiscal 2009, which was received during that quarter.  As requested by the Staff, we will add additional language to each of these disclosures clarifying the nature and timing of the accruals and payments in future filings.

Conclusion

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to Gene Kulzer at 408-222-3550 or me at 408-222-8389. In addition, we would request that you provide a facsimile of any additional comments you may have to Tom Savage at 408-222-9177 and me at 408-222-1917. Thank you for your assistance.

Very truly yours,

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.

cc:  Sehat Sutardja, President and CEO, Marvell Technology Group Ltd.